Exhibit 99.2

2011

THIRD QUARTER REPORT

Tembec

A global leader in resource stewardship

REPORT TO THE SHAREHOLDERS
Third Quarter Fiscal 2011

Consolidated sales for the three-month period ended June 25, 2011, were $448 million, as compared to $545 million in the comparable period of the prior year. The Company generated net earnings of $19 million or $0.19 per share in the June 2011 quarter compared to net earnings of $59 million or $0.59 per share in the June 2010 quarter. Operating earnings before depreciation, amortization and other specific or non-recurring items (EBITDA) was $32 million for the three-month period ended June 25, 2011, as compared to EBITDA of $60 million a year ago and EBITDA of $33 million in the prior quarter.

Business Segment Results

The Dissolving and Chemical Pulp segment generated EBITDA of $45 million on sales of $188 million for the quarter ended June 25, 2011, compared to EBITDA of $44 million on sales of $177 million in the prior quarter. Sales increased by $11 million as a result of increased prices for dissolving pulp. During the most recent quarter, pulp shipments were equal to 92% of capacity, as compared to 93% in the prior quarter. US $ reference prices for chemical pulp increased over the prior quarter. However, currency was unfavourable as the Canadian dollar averaged US $1.033, a 1.9% increase from US $1.014 in the prior quarter. The net effect was an increase of $31 per tonne, increasing EBITDA by $2 million. Dissolving pulp prices increased by $129 per tonne, increasing EBITDA by $8 million. Favourable market conditions led to an increase in selling prices. During the June 2011 quarter, the Company incurred 1,300 tonnes of maintenance downtime compared to 3,300 tonnes of maintenance downtime in the prior quarter. Cost of sales increased by $9 million. Energy costs at the Skookumchuck, B.C., NBSK mill increased by $4 million. The mill produces electricity and the price paid by the provincial utility is lower in the June and September quarters. The balance of the increase relates to higher maintenance material and supplies expenses at all three pulp mills. Inventories were at 20 days of supply at the end of June 2011, as compared to 19 days at the end of March 2011.

The High-Yield Pulp segment generated negative EBITDA of $3 million on sales of $93 million for the quarter ended June 25, 2011, compared to EBITDA of $1 million on sales of $102 million in the prior quarter. Sales decreased by $9 million as a result of lower selling prices and shipments. During the most recent quarter, shipments were equal to 84% of capacity, as compared to 89% in the prior quarter. While US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter, this did not carry over to high-yield pulp pricing. Currency was unfavourable as the Canadian dollar strengthened. The combined effect was a decrease of $18 per tonne, reducing EBITDA by $3 million. During the most recent quarter, the Company absorbed 30,100 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. This compares to 3,800 tonnes of maintenance related downtime in the prior quarter. Costs increased by $1 million. Inventories were at 19 days of supply at the end of June 2011, as compared to 29 days at the end of March 2011.

The Paper segment generated EBITDA of $9 million on sales of $85 million. This compares to EBITDA of $9 million on sales of $83 million in the prior quarter. Higher shipments of coated bleached board and newsprint led to the increase in sales. Coated bleached board shipments were equal to 93% of capacity compared to 85% in the prior quarter. During the most recent quarter, newsprint shipments were equal to 73% of capacity, compared to 69% in the prior quarter. The US $ reference price for coated bleached board and newsprint were unchanged from the prior quarter. The stronger Canadian dollar reduced selling prices. The net effect was a reduction of $3 million in EBITDA. As a result of continued weak demand for newsprint, the Company continued with production curtailments. The Company incurred 22,700 tonnes of market related downtime at the newsprint mill and 3,100 tonnes of maintenance downtime. This compares to 22,700 tonnes of market downtime and 500 tonnes of maintenance downtime in the prior quarter. Mill level costs declined by $3 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The mill benefited from special circumstances that allowed it to generate significant “load shedding” credits.

The Forest Products segment generated negative EBITDA of $16 million on sales of $113 million. This compares to negative EBITDA of $9 million on sales of $124 million in the prior quarter. Demand for SPF lumber remained relatively weak with shipments equal to 56% of capacity, as compared to 57% in the prior quarter. US $ reference prices for random lumber decreased by approximately US $52 per mbf on average while stud lumber decreased by US $14 per mbf. The stronger Canadian dollar further reduced prices. The combined price effect was a decrease in EBITDA of $7 million or $31 per mbf. Mill level costs were relatively unchanged. During the June quarter, the Company incurred $3 million of lumber export taxes, down from $4 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the June quarter, the Company incurred a tax of 15% on Western lumber shipments and 13% on Eastern lumber shipments. In January 2011, the U.S. triggered the arbitration provision of the SLA by delivering a Request for Arbitration. The U.S. claims that the province of British Columbia (B.C.) has not applied the timber pricing system as required by the agreement. The U.S. also claims that B.C. has made additional changes to the timber pricing system, which contributed to the under pricing of timber. The claim focuses on the substantial increases in Grade 4 log volumes commencing in 2007. It also alleged that the failure to apply the market pricing system incorrectly reduced the prices of Grade 1 and Grade 2 sawlogs. As the arbitration is a state-to-state international dispute under the SLA, Canada is preparing a defence to the claim with the assistance of B.C. and B.C. industry. It is not possible at this time to predict the outcome or the impact of the claim.

- i -

Outlook

As anticipated, the June 2011 quarterly results were similar to the prior quarter. The relative strength of the Canadian dollar versus the US dollar, which averaged above US $1.03, and very weak lumber pricing were the only significant negative items. The Dissolving and Chemical Pulp segment continued to generate strong results with EBITDA of $45 million. While the price for Northern Bleached Softwood Kraft (NBSK) pulp has come off its record levels, and we anticipate some further price erosion, strong market fundamentals should lead to price increases later in the calendar year. The Specialty Dissolving Pulp (SDP) market remains very strong. The segment’s profitability in the upcoming September quarter will be reduced as a result of a 16-day maintenance outage at the Skookumchuck, B.C., NBSK mill. Forest Products experienced low prices for both random length and stud lumber. While we are seeing some recovery in prices and higher lumber futures pricing, it is occurring from very low levels. Results for the segment will remain below acceptable levels until U.S. housing starts recover. The decline in High-Yield Pulp performance was predictable as this market is seeing more challenging conditions than softwood kraft pulp or eucalyptus pulp. A large capacity addition has impacted pricing, but it is expected to be absorbed into the market over the next few quarters. Once this occurs, the gap between high-yield pulp pricing and other paper pulps should narrow. The improvement in Paper segment results was largely cost driven. The Company had commented publicly in the past regarding the more competitive industrial electricity rates being implemented in the province of Ontario and the positive impact on the Kapuskasing, Ontario, newsprint operation. While coated bleached board markets have softened recently, prices are not expected to decrease significantly. Market conditions for newsprint will remain challenging.

James Lopez
President & C.E.O.

- ii -

Management’s Discussion and Analysis
for the quarter ended June 25, 2011

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that influenced Tembec’s financial performance during its third fiscal quarter ended June 25, 2011. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 25, 2011, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 25, 2010, included in the Company’s Financial Report. All references to quarterly or Company information relate to Tembec’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies. Non-GAAP financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at July 26, 2011, the date of filing in conjunction with the Company’s press release announcing its results for the third fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Sales	412	476	545	444	422	452	448	-
Freight and other deductions	49	56	70	59	57	62	61	-
Lumber export duties / taxes	2	3	3	2	3	4	3	-
Cost of sales	339	366	394	327	329	328	336	-
SG&A	18	18	17	20	18	19	18	-
Share-based compensation	-	1	1	-	4	6	(2)	-
EBITDA	4	32	60	36	11	33	32	-
Depreciation & amortization	15	15	14	12	12	11	11	-
Other items	(1)	15	(10)	9	3	6	(10)	-
Operating earnings (loss)	(10)	2	56	15	(4)	16	31	-
Interest, foreign exchange & other	13	13	15	10	13	9	5	-
Exchange loss (gain) on long-term debt	(16)	(11)	1	(1)	(6)	(5)	1	-
Pre-tax earnings (loss)	(7)	-	40	6	(11)	12	25	-
Income tax expense (recovery)	1	-	(20)	4	1	5	6	-
Non-controlling interest	1	-	1	-	-	-	-	-
Net earnings (loss)	(9)	-	59	2	(12)	7	19	-

CONSOLIDATED RESULTS

On May 7, 2010, the Company announced that its European subsidiary, Tembec SAS, had completed the sale of two kraft pulp mills located in Tarascon and Saint-Gaudens, France. The purchaser paid the equivalent of $86 million in cash including preliminary working capital adjustments and assumed $41 million of debt, for total consideration of $127 million. As a result of the sale, the Company recorded a pre-tax gain of $12 million in the June 2010 financial results.

On September 2, 2010, the Company announced the permanent closure of its Pine Falls, Manitoba, newsprint mill. As a result, a charge of $7 million was recorded in the September 2010 financial results.

On February 21, 2011, the Company announced the permanent closure of its Taschereau, Quebec, SPF sawmill. As a result, a charge of $3 million was recorded in the March 2011 financial results.

On March 29, 2011, the Company announced the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario. The purchaser paid $16 million in cash for the assets. As a result, the Company recorded a gain of $3 million in the June 2011 financial results.

On April 25, 2011, the Company announced that its non-operating U.S. subsidiary, Tembec USA LLC, had filed a petition seeking relief under Chapter 7 of the Bankruptcy Code of the United States. As a result of the filing, the Company recorded a gain of $8 million relating to the reduction in its consolidated accrued benefit obligation in the June 2011 financial results.

BUSINESS SEGMENTS

During the December 2010 quarter, the Company reorganized its internal reporting structure. Prior to the changes, the Company had reported its financial results based on five reportable segments: Forest Products, Pulp, Paper, Chemicals, and Corporate. The Pulp segment included six pulp mills. Subsequent to the organizational changes, the Pulp segment has been divided into two segments: Dissolving and Chemical Pulp and High-Yield Pulp. Each segment includes three pulp mills. As well, the Chemicals segment is now part of the Dissolving and Chemical Pulp segment. A significant portion of Chemicals sales are related to by-products generated by the two dissolving pulp mills. The Forest Products, Paper and Corporate segments were unaffected by the organizational changes. Comparative prior period segment information has been restated to conform with the new segment presentation.

The following summarizes the annual operating levels of each facility for the two new reporting segments:

Dissolving and Chemical Pulp	Tonnes
Softwood kraft - Skookumchuck, BC	270,000

Dissolving and specialty cellulose - Temiscaming, QC	160,000
Dissolving and specialty cellulose - Tartas, France	150,000
310,000

High-Yield Pulp

Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000
805,000

JUNE 2011 QUARTER VS MARCH 2011 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	June	Total	Price	Volume & Mix
	2011	2011	Variance	Variance	Variance
Forest Products	124	113	(11)	(7)	(4)
Dissolving and Chemical Pulp	177	188	11	9	2
High-Yield Pulp	102	93	(9)	(3)	(6)
Paper	83	85	2	(3)	5
Corporate	2	2	-	-	-
	488	481	(7)	(4)	(3)
Less: Intersegment Sales	(36)	(33)	3
Sales	452	448	(4)

Sales decreased by $4 million as compared to the prior quarter. Currency had a negative effect on pricing as the Canadian dollar averaged US $1.033, a 1.9% increase from US $1.014 in the prior quarter. Forest Products segment sales decreased by $11 million on lower SPF lumber prices and volumes. Dissolving and Chemical Pulp segment sales increased by $11 million with higher shipments and selling prices. High-Yield Pulp segment sales declined by $9 million as prices and shipments decreased. Paper segment sales increased by $2 million due to higher shipments, partially offset by lower prices.

EBITDA
$ millions	March	June	Total	Price	Cost & Volume
	2011	2011	Variance	Variance	Variance
Forest Products	(9)	(16)	(7)	(7)	-
Dissolving and Chemical Pulp	44	45	1	9	(8)
High-Yield Pulp	1	(3)	(4)	(3)	(1)
Paper	9	9	-	(3)	3
Corporate	(12)	(3)	9	-	9
	33	32	(1)	(4)	3

EBITDA decreased by $1 million as compared to the prior quarter. The Forest Products segment EBITDA declined by $7 million as the segment experienced lower prices. Dissolving and Chemical Pulp segment EBITDA increased by $1 million due to higher prices partially offset by higher costs. High-Yield Pulp segment EBITDA declined by $4 million as prices declined and costs increased. The paper segment EBITDA was unchanged, with lower costs offsetting lower selling prices. Corporate expenses for the current quarter include a credit of $2 million relating to share-based compensation. The prior quarter had absorbed a charge of $6 million for share-based compensation.

OPERATING EARNINGS (LOSS)
$ millions	March	June	Total	EBITDA	Depreciation	Other Items
	2011	2011	Variance	Variance	Variance	Variance
Forest Products	(16)	(20)	(4)	(7)	(1)	4
Dissolving and Chemical Pulp	40	41	1	1	-	-
High-Yield Pulp	(2)	(6)	(4)	(4)	-	-
Paper	8	9	1	-	1	-
Corporate	(14)	7	21	9	-	12
	16	31	15	(1)	-	16

The Company generated operating earnings of $31 million compared to operating earnings of $16 million in the prior quarter. The improvement was due to “other items”. An explanation of these items is included in the segment analysis that follows.

JUNE 2011 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	June
	2011	2011	Variance
Financial ($ millions)
Sales (1)	124	113	(11)

EBITDA	(9)	(16)	(7)
Depreciation and amortization	3	4	(1)
Other items	4	-	4
Operating loss	(16)	(20)	(4)

Shipments
SPF lumber (mmbf)	230	224	(6)

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	297	241	(56)
KD #2 & better delivered G.L. (US $ per mbf)	383	335	(48)
KD stud delivered G.L. (US $ per mbf)	327	313	(14)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $16 million on sales of $113 million. This compares to negative EBITDA of $9 million on sales of $124 million in the prior quarter. Demand for SPF lumber remained relatively weak with shipments equal to 56% of capacity, as compared to 57% in the prior quarter. US $ reference prices for random lumber decreased by approximately US $52 per mbf on average while stud lumber decreased by US $14 per mbf. Currency was also a negative factor as the Canadian dollar averaged US $1.033, a 1.9% increase from US $1.014 in the prior quarter. The combined price effect was a decrease in EBITDA of $7 million or $31 per mbf. Mill level costs were relatively unchanged. During the June quarter, the Company incurred $3 million of lumber export taxes, down from $4 million in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based upon selling prices. During the June quarter, the Company incurred a tax of 15% on Western lumber shipments and 13% on Eastern lumber shipments. In January 2011, the U.S. triggered the arbitration provision of the SLA by delivering a Request for Arbitration. The U.S. claims that the province of British Columbia (B.C.) has not applied the timber pricing system as required by the agreement. The U.S. also claims that B.C. has made additional changes to the timber pricing system, which contributed to the under pricing of timber. The claim focuses on the substantial increases in Grade 4 log volumes commencing in 2007. It also alleged that the failure to apply the market pricing system incorrectly reduced the prices of Grade 1 and Grade 2 sawlogs. As the arbitration is a state-to-state international dispute under the SLA, Canada is preparing a defence to the claim with the assistance of B.C. and B.C. industry. It is not possible at this time to predict the outcome or the impact of the claim.

The Forest Products segment generated an operating loss of $20 million as compared to an operating loss of $16 million in the prior quarter. The previously noted decline in EBITDA increased the operating loss. The prior quarter absorbed a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also absorbed a charge of $1 million related to severance payments at an idled planer facility in Cranbrook, B.C.

JUNE 2011 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	March	June
	2011	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	154	164	10
Sales - Chemicals	23	24	1
	177	188	11

EBITDA	44	45	1
Depreciation and amortization	4	4	-
Operating earnings	40	41	1

Shipments
Dissolving pulp (000's tonnes)	67	70	3
Chemical pulp (000's tonnes)	67	62	(5)
Internal (000's tonnes)	1	2	1
Total	135	134	(1)

Reference Prices
NBSK - delivered China (US $ per tonne)	863	920	57
NBSK - delivered U.S. (US $ per tonne)	970	1,025	55
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $45 million on sales of $188 million for the quarter ended June 25, 2011, compared to EBITDA of $44 million on sales of $177 million in the prior quarter. Sales increased by $11 million as a result of increased prices for dissolving pulp. During the most recent quarter, pulp shipments were equal to 92% of capacity, as compared to 93% in the prior quarter. US $ reference prices for chemical pulp increased over the prior quarter. However, currency was unfavourable as the Canadian dollar averaged US $1.033, a 1.9% increase from US $1.014 in the prior quarter. The net effect was an increase of $31 per tonne, increasing EBITDA by $2 million. Dissolving pulp prices increased by $129 per tonne, increasing EBITDA by $8 million. Favourable market conditions led to an increase in selling prices. During the June 2011 quarter, the Company incurred 1,300 tonnes of maintenance downtime compared to 3,300 tonnes of maintenance downtime in the prior quarter. Cost of sales increased by $9 million. Energy costs at the Skookumchuck, B.C., NBSK mill increased by $4 million. The mill produces electricity and the price paid by the provincial utility is lower in the June and September quarters. The balance of the increase relates to higher maintenance material and supplies expenses at all three pulp mills. Inventories were at 20 days of supply at the end of June 2011, as compared to 19 days at the end of March 2011.

The Dissolving and Chemical Pulp segment generated operating earnings of $41 million compared to operating earnings of $40 million in the prior quarter. The previously noted increase in EBITDA accounted for the increase in operating earnings.

JUNE 2011 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	March	June
	2011	2011	Variance
Financial ($ millions)
Sales (1)	102	93	(9)

EBITDA	1	(3)	(4)
Depreciation and amortization	3	3	-
Operating loss	(2)	(6)	(4)

Shipments
External (000's tonnes)	165	155	(10)
Internal (000's tonnes)	14	14	-
Total	179	169	(10)

Reference Prices
BEK - delivered China (US $ per tonne)	730	760	30
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative EBITDA of $3 million on sales of $93 million for the quarter ended June 25, 2011, compared to EBITDA of $1 million on sales of $102 million in the prior quarter. Sales decreased by $9 million as a result of lower selling prices and shipments. During the most recent quarter, shipments were equal to 84% of capacity, as compared to 89% in the prior quarter. While US $ reference prices for bleached eucalyptus kraft (BEK) increased over the prior quarter, this did not carry over to high-yield pulp pricing. Currency was also unfavourable as the Canadian dollar averaged US $1.033, a 1.9% increase from US $1.014 in the prior quarter. The combined effect was a decrease of $18 per tonne, reducing EBITDA by $3 million. During the most recent quarter, the Company absorbed 30,100 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. This compares to 3,800 tonnes of maintenance related downtime in the prior quarter. Costs increased by $1 million. Inventories were at 19 days of supply at the end of June 2011, as compared to 29 days at the end of March 2011.

The High-Yield Pulp segment generated an operating loss of $6 million compared to an operating loss of $2 million in the prior quarter. The previously noted decrease in EBITDA accounted for the decline in operating results.

JUNE 2011 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – PAPER

	March	June
	2011	2011	Variance
Financial ($ millions)
Sales	83	85	2

EBITDA	9	9	-
Depreciation and amortization	1	-	1
Operating earnings	8	9	1

Shipments
Coated bleached board (000's tonnes)	38	42	4
Newsprint (000's tonnes)	57	60	3
Total	95	102	7

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,150	1,150	-
Newsprint - 48.8 gram East Coast (US $ per tonne)	640	640	-

The Paper segment generated EBITDA of $9 million on sales of $85 million. This compares to EBITDA of $9 million on sales of $83 million in the prior quarter. Higher shipments of coated bleached board and newsprint led to the increase in sales. Coated bleached board shipments were equal to 93% of capacity compared to 85% in the prior quarter. During the most recent quarter, newsprint shipments were equal to 73% of capacity, compared to 69% in the prior quarter. The US $ reference price for coated bleached board and newsprint were unchanged from the prior quarter. Currency was unfavourable as the Canadian dollar averaged US $1.033, a 1.9% increase from US $1.014 in the prior quarter. The net effect was a reduction of $3 million in EBITDA. As a result of continued weak demand for newsprint, the Company continued with production curtailments. The Company incurred 22,700 tonnes of market related downtime at the newsprint mill and 3,100 tonnes of maintenance downtime. This compares to 22,700 tonnes of market downtime and 500 tonnes of maintenance downtime in the prior quarter. Mill level costs declined by $3 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The mill benefited from special circumstances that allowed it to generate significant “load shedding” credits.

The Paper segment generated operating earnings of $9 million, compared to operating earnings of $8 million in the prior quarter. Lower depreciation expense generated the increase in operating earnings.

JUNE 2011 QUARTER VS MARCH 2011 QUARTER

SEGMENT RESULTS – CORPORATE

	March	June
	2011	2011
Financial ($ millions)
General and administrative expenses	6	5
Share-based compensation	6	(2)
Other items	2	(10)
Operating expenses (credits)	14	(7)

The Company recorded $2 million of share-based compensation credit in the current quarter compared to $6 million expense in the prior quarter. The credit/expense relates to two long-term incentive programs maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic accretion in the number of units based on anticipated or normal vesting, but is also impacted by the change in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The $2 million credit in the June 2011 quarter resulted from a $4 million credit on share price decline as the value of the Company’s common shares decreased from $5.88 to $4.30 per share. This was partially offset by a $2 million expense related to the accretion in the number of units. The $6 million expense in the March 2011 quarter included $2 million of accretion in the number of units and $4 million of share appreciation as the value of the Company’s common shares increased from $4.03 to $5.88 per share.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to legal costs, site security and custodial costs. These “legacy” costs totalled $1 million in the most recent quarter compared to $2 million in the prior quarter. The current quarter “other items” credit also includes a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also includes a $3 million gain related to the sale of its hydro-electric generating assets located in Smooth Rock Falls, Ontario.

JUNE 2011 QUARTER VS MARCH 2011 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	June
	2011	2011
Interest on long-term debt	8	8
Fees - new working capital facility	2	-
Foreign exchange items	(2)	(2)
Gain on derivatives	-	(1)
Bank charges and other	1	-
	9	5

There were no significant interest variances quarter over quarter. The expense relates primarily to interest on the US $255 million senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, losses are generated. This was the case in the two most recent quarters and the Company generated a loss of $1 million on its net monetary assets in each quarter. However, these were more than offset by gains on the translation of integrated foreign subsidiaries.

TRANSLATION OF FOREIGN DEBT

During the June 2011 quarter, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.019 to US $1.013. The Company did not record a gain or loss on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.382 to C $1.399.

During the March 2011 quarter, the Company recorded a gain of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.994 to US $1.019. The Company recorded a loss of $1 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.320 to C $1.382.

INCOME TAXES

During the June 2011 quarter, the Company recorded an income tax expense of $6 million on earnings before income taxes and non-controlling interest of $25 million. The income tax expense reflected a $1 million favourable variance versus an anticipated income tax expense of $7 million based on the Company’s effective tax rate of 27.8% .

During the March 2011 quarter, the Company recorded an income tax expense of $5 million on earnings before income taxes and non-controlling interest of $12 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $3 million based on the Company’s effective tax rate of 27.8% . The prior quarter absorbed a $1 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations had not been recognized as it had not been determined that the future realization of these tax assets was “more likely than not” to occur.

JUNE 2011 QUARTER VS MARCH 2011 QUARTER

NET EARNINGS

The Company generated net earnings of $19 million or $0.19 per share for the quarter ended June 25, 2011. This compares to net earnings of $7 million or $0.07 per share for the quarter ended March 26, 2011. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	March 26, 2011		June 25, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings as reported - in accordance with GAAP	7	0.07	19	0.19
Specific items (after-tax):
Loss (gain) on translation of foreign debt	(5)	(0.05)	1	0.01
Gain on financial instruments	-	-	(1)	(0.01)
Taschereau sawmill closure charge	2	0.02	-	-
Cranbrook planer mill severance charge	1	0.01	-	-
Gain on Tembec USA LLC filing	-	-	(8)	(0.08)
Gain on sale of Smooth Rock Falls hydro dam	-	-	(2)	(0.02)
Costs for permanently idled facilities	2	0.02	1	0.01
Net earnings excluding specific items - not in accordance with GAAP	7	0.07	10	0.10

JUNE 2011 QUARTER VS JUNE 2010 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2010	2011	Variance	Variance	Variance
Forest Products	126	113	(13)	(11)	(2)
Dissolving and Chemical Pulp	218	188	(30)	25	(55)
High-Yield Pulp	135	93	(42)	(20)	(22)
Paper	96	85	(11)	1	(12)
Corporate	1	2	1	-	1
	576	481	(95)	(5)	(90)
Less: Intersegment Sales	(31)	(33)	(2)
Sales	545	448	(97)

Sales decreased by $97 million as compared to the same quarter a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.033, a 6.2% increase from US $0.973 in the prior year quarter. Forest Products segment sales decreased by $13 million primarily as a result of lower prices. Dissolving and Chemical Pulp segment sales declined by $30 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales decreased by $42 million due to lower shipments and prices. Paper segment sales decreased by $11 million due to lower shipments.

EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2010	2011	Variance	Variance	Variance
Forest Products	6	(16)	(22)	(11)	(11)
Dissolving and Chemical Pulp	40	45	5	25	(20)
High-Yield Pulp	21	(3)	(24)	(20)	(4)
Paper	1	9	8	1	7
Corporate	(8)	(3)	5	-	5
	60	32	(28)	(5)	(23)

EBITDA declined by $28 million over the prior year quarter. Forest Products segment EBITDA declined by $22 million due to higher costs and lower prices. Dissolving and Chemical Pulp segment EBITDA increased by $5 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA declined by $24 million due mainly to lower prices. Paper segment EBITDA increased by $8 million because of lower costs. Corporate expenses for the current quarter include a credit of $2 million relating to share-based compensation. The charge for share-based compensation expense in the prior year quarter was $1 million.

OPERATING EARNINGS (LOSS)
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2010	2011	Variance	Variance	Variance	Variance
Forest Products	2	(20)	(22)	(22)	-	-
Dissolving and Chemical Pulp	46	41	(5)	5	2	(12)
High-Yield Pulp	18	(6)	(24)	(24)	-	-
Paper	-	9	9	8	1	-
Corporate	(10)	7	17	5	-	12
	56	31	(25)	(28)	3	-

The Company generated operating earnings of $31 million compared to operating earnings of $56 million in the same quarter a year ago. The previously noted decline in EBITDA caused the reduction in operating earnings. A more detailed review of the above items is included in the segment analysis that follows.

JUNE 2011 QUARTER VS JUNE 2010 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2010	2011	Variance
Financial ($ millions)
Sales (1)	126	113	(13)

EBITDA	6	(16)	(22)
Depreciation and amortization	4	4	-
Operating earnings (loss)	2	(20)	(22)

Shipments
SPF lumber (mmbf)	224	224	-

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	263	241	(22)
KD #2 & better delivered G.L. (US $ per mbf)	355	335	(20)
KD stud delivered G.L. (US $ per mbf)	359	313	(46)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $16 million on sales of $113 million. This compares to EBITDA of $6 million on sales of $126 million in the comparable quarter of the prior year. Lower prices for SPF lumber caused the majority of the $13 million sales decrease. Demand for SPF lumber remained relatively weak with shipments equal to 56% of capacity, unchanged from the year ago quarter. US $ reference prices for random lumber decreased by US $21 per mbf on average while the reference price for stud lumber was down US $46 per mbf. Currency was unfavourable as the Canadian dollar averaged US $1.033, a 6.2% increase from US $0.973 in the prior year quarter. As a result, the average selling price of SPF lumber decreased by $49 per mbf, reducing EBITDA by $11 million. Cost of sales was higher. In the prior year quarter, the segment had benefited from a $2 million favourable adjustment to the carrying values of logs and lumber inventories as compared to an unfavourable adjustment of $2 million in the current quarter. During the June 2011 quarter, the Company incurred $3 million of lumber export taxes, unchanged from the year ago quarter.

The Forest Products segment generated an operating loss of $20 million, as compared to operating earnings of $2 million in the prior year quarter. The previously noted decline in EBITDA caused the operating loss.

JUNE 2011 QUARTER VS JUNE 2010 QUARTER

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	June	June
	2010	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	192	164	(28)
Sales - Chemicals	26	24	(2)
	218	188	(30)

EBITDA	40	45	5
Depreciation and amortization	6	4	2
Other items	(12)	-	(12)
Operating earnings	46	41	(5)

Shipments
Dissolving and specialty pulp (000's tonnes)	79	70	(9)
Chemical pulp (000's tonnes)	119	62	(57)
Internal (000's tonnes)	-	2	2
Total	198	134	(64)

Reference Prices
NBSK - delivered China (US $ per tonne)	863	920	57
NBSK - delivered U.S. (US $ per tonne)	993	1,025	32
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $45 million on sales of $188 million. This compares to EBITDA of $40 million on sales of $218 million in the year ago quarter. The $30 million decrease in sales was caused by significantly lower shipments of chemical pulp. In May 2010, the Company completed the sale of two kraft pulp mills and related operations located in Southern France. During the June 2010 quarter, these operations contributed $43 million to sales and generated EBITDA of $10 million. The two mills shipped 55,300 tonnes in the prior year quarter. During the most recent quarter, shipments were equal to 92% of capacity, as compared to 93% in the prior year quarter. US $ reference prices for chemical pulp increased from a year ago, but were impacted by a stronger Canadian dollar, which averaged US $1.033, a 6.2% increase over US $0.973 in the comparable quarter a year ago. The net price effect was an increase of $14 per tonne, increasing EBITDA by $1 million. Prices for dissolving pulp increased by $403 per tonne, increasing EBITDA by $25 million. During the June 2011 quarter, the Company incurred 1,300 tonnes of maintenance downtime as compared to 1,600 tonnes of maintenance downtime in the year ago quarter. Cost of production increased by $9 million. Higher costs for chemicals, fibre and supplies caused the majority of the increase.

The Dissolving and Chemical Pulp segment generated operating earnings of $41 million compared to operating earnings of $46 million in the comparable quarter of the prior year. The previously noted increase in EBITDA was more than offset by “other items”. In the prior year quarter, the Company had recorded a gain of $12 million related to the sale of the two French pulp mills.

JUNE 2011 QUARTER VS JUNE 2010 QUARTER

SEGMENT RESULTS – HIGH-YIELD PULP

	June	June
	2010	2011	Variance
Financial ($ millions)
Sales (1)	135	93	(42)

EBITDA	21	(3)	(24)
Depreciation and amortization	3	3	-
Operating earnings (loss)	18	(6)	(24)

Shipments
External (000's tonnes)	185	155	(30)
Internal (000's tonnes)	15	14	(1)
Total	200	169	(31)

Reference Prices
BEK - delivered China (US $ per tonne)	813	760	(53)
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated negative EBITDA of $3 million on sales of $93 million. This compares to EBITDA of $21 million on sales of $135 million in the year ago quarter. The $42 million decrease in sales was caused by lower shipments and prices. During the most recent quarter, shipments were equal to 84% of capacity, as compared to 100% in the prior year quarter. The US $ reference prices for bleached eucalyptus kraft (BEK) decreased. The current quarter pricing was also negatively impacted by a stronger Canadian dollar, which averaged US $1.033, a 6.2% increase from US $0.973 in the prior year quarter. The combined price effect was a decrease of $118 per tonne, decreasing EBITDA by $20 million. During the most recent quarter, the Company absorbed 30,100 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. There was no downtime in the comparable period a year ago. Manufacturing costs were relatively unchanged, with lower shipments accounting for the balance of the decline in EBITDA.

The High-Yield Pulp segment generated an operating loss of $6 million compared to operating earnings of $18 million in the comparable quarter of the prior year. The previously noted decrease in EBITDA accounted for the majority of the decline in operating results.

JUNE 2011 QUARTER VS JUNE 2010 QUARTER

SEGMENT RESULTS – PAPER

	June	June
	2010	2011	Variance
Financial ($ millions)
Sales	96	85	(11)

EBITDA	1	9	8
Depreciation and amortization	1	-	1
Operating earnings	-	9	9

Shipments
Coated bleached board (000's tonnes)	52	42	(10)
Newsprint (000's tonnes)	61	60	(1)
Total	113	102	(11)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,060	1,150	90
Newsprint - 48.8 gram East Coast (US $ per tonne)	598	640	42

The Paper segment generated EBITDA of $9 million on sales of $85 million. This compares to EBITDA of $1 million on sales of $96 million in the same quarter a year ago. The $11 million decrease in sales results primarily from lower shipments. Coated bleached board shipments were equal to 93% of capacity compared to 115% in the prior year quarter. During the most recent quarter, newsprint shipments were equal to 73% of capacity, as compared to 47% in the prior year quarter. The US $ reference price for coated bleached board increased by US $90 per short ton. The US $ reference price for newsprint increased by US $42 per tonne. Currency offset the increases as the Canadian dollar averaged US $1.033, a 6.2% increase from US $0.973 in the prior year quarter. The net price effect was an increase in EBITDA of $1 million. As a result of continued weak demand for newsprint, the Company continued with significant production curtailments. The Company incurred 22,700 tonnes of market downtime at the newsprint mill during the most recent quarter and 3,100 tonnes of maintenance downtime. In the prior year quarter, the Company had incurred 22,700 tonnes of market downtime. A further 45,500 tonnes of production were lost due to the indefinite closure of the Pine Falls, Manitoba, newsprint mill. The facility was permanently closed in September 2010. A portion of the improvement in EBITDA relates to the closure of the Pine Falls newsprint mill. The facility had negative EBITDA of $2 million in the prior year quarter. Manufacturing costs also declined by $7 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the calendar year. The mill also benefited from special circumstances that allowed it to generate significant “load shedding” credits.

The Paper segment generated operating earnings of $9 million compared to nil operating earnings a year ago. The previously noted increase in EBITDA generated the improved operating results.

JUNE 2011 QUARTER VS JUNE 2010 QUARTER

SEGMENT RESULTS – CORPORATE

	June	June
	2010	2011
Financial ($ millions)
General and administrative expenses	7	5
Share-based compensation	1	(2)
Other items	2	(10)
Operating expenses	10	(7)

The Company recorded $2 million of share-based compensation credit in the current quarter compared to $1 million expense in the year ago quarter. The credit/expense relates to two long-term incentive program maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic accretion in the number of units based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The $2 million credit in the June 2011 quarter resulted from a $4 million credit on share price decline as the value of the Company’s common shares decreased from $5.88 to $4.30 per share. This was partially offset by a $2 million expense related to the accretion in the number of units. The $1 million expense in the prior year quarter was the result of the accretion in the number of units.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to legal costs, site security and custodial costs. These “legacy” costs totalled $1 million in the most recent quarter compared to $2 million in the prior year quarter. The current quarter “other items” also include a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also includes a $3 million gain related to the sale of its hydro-electric generating facilities located in Smooth Rock Falls, Ontario.

JUNE 2011 QUARTER VS JUNE 2010 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2010	2011
Interest on long-term debt	6	8
Gain on derivatives	-	(1)
Foreign exchange items	7	(2)
Bank charges and other	1	-
	14	5

There were no significant interest variances. The major portion of the prior period interest on long-term debt related to a US $300 million term loan. This credit facility was repaid in August 2010. The Company issued US $255 million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior year quarter and the current quarter, losses are generated. However, the loss of $1 million in the most recent quarter was offset by a $2 million gain on the translation of integrated foreign subsidiaries.

TRANSLATION OF FOREIGN DEBT

During the June 2011 quarter, the Company recorded a loss of $1 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.019 to US $1.013. The Company did not record a gain or loss on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.382 to C $1.399.

During the June 2010 quarter, the Company recorded a loss of $3 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.974 to US $0.965. The Company recorded a gain of $2 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.377 to C $1.283.

INCOME TAXES

During the June 2011 quarter, the Company recorded an income tax expense of $6 million on earnings before income taxes and non-controlling interest of $25 million. The income tax expense reflected a $1 million favourable variance versus an anticipated income tax expense of $7 million based on the Company’s effective tax rate of 27.8% .

During the June 2010 quarter, the Company recorded an income tax recovery of $20 million on earnings before income taxes and non-controlling interest of $40 million. The income tax recovery reflected a $32 million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8% . The quarter benefited from a $27 million favourable change in valuation allowance. This amount consisted of two items. Firstly, a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it had been determined that the future realization of these assets was more likely than not to occur. Secondly, a favourable change in valuation allowance of $8 million, which was applied against the tax expense of prior year quarter earnings. Based on past financial performance, future income tax assets of the Company’s Canadian operations had not been recognized as it had not been determined that the future realization of these assets was more likely than not to occur. The prior year quarter tax recovery was also increased by $7 million as the gain on sale of the two French pulp mills was not taxable. This latter item is shown as a permanent difference.

JUNE 2011 QUARTER VS JUNE 2010 QUARTER

NET EARNINGS

The Company generated net earnings of $19 million or $0.19 per share for the quarter ended June 25, 2011, compared to net earnings of $59 million or $0.59 per share for the quarter ended June 26, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	June 26, 2010		June 25, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings as reported - in accordance with GAAP	59	0.59	19	0.19
Specific items (after-tax):
Loss on translation of foreign debt	1	0.01	1	0.01
Gain on financial instruments	-	-	(1)	(0.01)
Sale of French pulp mills	(16)	(0.16)	-	-
Recognition of future tax asset - French operations	(19)	(0.19)	-	-
Gain on Tembec USA LLC filing	-	-	(8)	(0.08)
Gain on sale of Smooth Rock Falls hydro dam	-	-	(2)	(0.02)
Costs for permanently idled facilities	3	0.03	1	0.01
Net earnings excluding specific items - not in accordance with GAAP	28	0.28	10	0.10

NINE MONTHS ENDED JUNE 2011 VS NINE MONTHS ENDED JUNE 2010

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2010	2011	Variance	Variance	Variance
Forest Products	321	350	29	(8)	37
Dissolving and Chemical Pulp	664	513	(151)	54	(205)
High-Yield Pulp	291	302	11	(35)	46
Paper	252	255	3	10	(7)
Corporate	4	5	1	-	1
	1,532	1,425	(107)	21	(128)
Less: Intersegment Sales	(99)	(103)	(4)
Sales	1,433	1,322	(111)

Sales decreased by $111 million as compared to the same period a year ago. Currency was unfavourable as the Canadian dollar averaged US $1.011, a 5.4% increase from US $0.959 in the prior year period. Forest Products segment sales increased by $29 million primarily as a result of higher shipments. Dissolving and Chemical Pulp segment sales declined by $151 million due to significantly lower shipments, partially offset by higher prices. High-Yield Pulp segment sales increased by $11 million due to higher shipments, as lower prices partially offset the increase. Paper segment sales increased by $3 million due to higher prices, partially offset by lower shipments.

EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2010	2011	Variance	Variance	Variance
Forest Products	(5)	(36)	(31)	(8)	(23)
Dissolving and Chemical Pulp	90	108	18	54	(36)
High-Yield Pulp	34	5	(29)	(35)	6
Paper	(6)	22	28	10	18
Corporate	(17)	(23)	(6)	-	(6)
	96	76	(20)	21	(41)

EBITDA declined by $20 million over the prior year period. Forest Products segment EBITDA declined by $31 million due to higher costs and lower prices. Dissolving and Chemical Pulp segment EBITDA increased by $18 million due to higher prices, partially offset by higher costs. High-Yield Pulp segment EBITDA decreased by $29 million due to lower prices, partially offset by lower costs. Paper segment EBITDA increased by $28 million on a combination of higher prices and lower costs. Corporate expenses for the current period include a charge of $8 million relating to share-based compensation. In the prior year nine-month period, the share-based compensation charge was $2 million.

OPERATING EARNINGS (LOSS)
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2010	2011	Variance	Variance	Variance	Variance
Forest Products	(15)	(51)	(36)	(31)	1	(6)
Dissolving and Chemical Pulp	81	95	14	18	8	(12)
High-Yield Pulp	26	(3)	(29)	(29)	-	-
Paper	(9)	20	29	28	1	-
Corporate	(35)	(18)	17	(6)	-	23
	48	43	(5)	(20)	10	5

The Company generated operating earnings of $43 million compared to operating earnings of $48 million in the same period a year ago. The previously noted decline in EBITDA was partially offset by a $10 million decline in depreciation expense and a favourable $5 million variance in “other items”. A more detailed review of the above items is included in the segment analysis that follows.

NINE MONTHS ENDED JUNE 2011 VS NINE MONTHS ENDED JUNE 2010

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2010	2011	Variance
Financial ($ millions)
Sales (1)	321	350	29

EBITDA	(5)	(36)	(31)
Depreciation and amortization	12	11	1
Other items	(2)	4	(6)
Operating loss	(15)	(51)	(36)

Shipments
SPF lumber (mmbf)	578	672	94

Reference Prices
Western SPF KD #2 & better (US $ per mbf)	245	269	24
KD #2 & better delivered G.L. (US $ per mbf)	330	356	26
KD stud delivered G.L. (US $ per mbf)	326	312	(14)
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated negative EBITDA of $36 million on sales of $350 million. This compares to negative EBITDA of $5 million on sales of $321 million in prior year period. Higher volumes of SPF lumber and by-products caused the majority of the $29 million sales increase. Demand for SPF lumber remained relatively weak with shipments equal to 56% of capacity, as compared to 48% in the year ago period. US $ reference prices for random lumber increased by approximately US $25 per mbf on average while the reference price for stud lumber was down US $14 per mbf. Currency was unfavourable as the value of the Canadian dollar averaged US $1.011, a 5.4% increase from US $0.959 in the prior year period. As a result, the average selling price of SPF lumber decreased by $13 per mbf, decreasing EBITDA by $9 million. The current period absorbed higher costs. In the prior year period, the segment had benefited from a $12 million favourable adjustment to the carrying values of logs and lumber inventories compared to a favourable adjustment of $1 million in the current nine-month period. As well, lumber export taxes increased by $2 million as the Company shipped more volume to the United States. The balance of the decline in EBITDA relates primarily to the impact of shipping more volume at negative margins.

The Forest Products segment generated an operating loss of $51 million, as compared to an operating loss of $15 million in the prior year period. The previously noted deterioration in EBITDA generated the majority of decline in operating results. The segment’s current period results include a charge of $3 million relating to the permanent closure of the Taschereau, Quebec, SPF sawmill. It also includes a charge of $1 million related to severance payments at the idled planer facility in Cranbrook, B.C. The prior year period included a $2 million gain related to land sales.

NINE MONTHS ENDED JUNE 2011 VS NINE MONTHS ENDED JUNE 2010

SEGMENT RESULTS – DISSOLVING AND CHEMICAL PULP

	June	June
	2010	2011	Variance
Financial ($ millions)
Sales - Pulp (1)	594	443	(151)
Sales - Chemicals	70	70	-
	664	513	(151)

EBITDA	90	108	18
Depreciation and amortization	21	13	8
Other items	(12)	-	(12)
Operating earnings	81	95	14

Shipments
Dissolving and specialty pulp (000's tonnes)	220	199	(21)
Chemical pulp (000's tonnes)	441	178	(263)
Internal (000's tonnes)	10	7	(3)
Total	671	384	(287)

Reference Prices
NBSK - delivered China (US $ per tonne)	768	871	103
NBSK - delivered U.S. (US $ per tonne)	898	987	89
(1) Includes intersegment sales eliminated on consolidation

The Dissolving and Chemical Pulp segment generated EBITDA of $108 million on sales of $513 million. This compares to EBITDA of $90 million on sales of $664 million in the year ago period. The $151 million decrease in sales was caused by significantly lower shipments of chemical pulp. In May 2010, the Company completed the sale of two kraft pulp mills and related operations located in Southern France. During the June 2010 nine-month period, these operations contributed $191 million to sales and generated EBITDA of $19 million. The two mills shipped 272,500 tonnes in the prior year period. During the most recent period, shipments were equal to 88% of capacity, as compared to 85% in the prior year. While US $ reference prices were up significantly, the current period pricing was impacted by a stronger Canadian dollar, which averaged US $1.011, a 5.4% increase from US $0.959 in the prior year period. The net price effect was an increase of $59 per tonne, increasing EBITDA by $11 million. Prices for dissolving pulp increased by $226 per tonne, increasing EBITDA by $45 million. During the June 2011 period, the Company incurred 16,300 tonnes of maintenance downtime compared to 19,800 tonnes of maintenance downtime in the comparable period a year ago. Manufacturing costs increased by $19 million. Higher chemical, supplies and freight cost caused the majority of the increase.

The Dissolving and Chemical Pulp segment generated operating earnings of $95 million compared to operating earnings of $81 million in the comparable period of the prior year. The previously noted increase in EBITDA accounted for the improvement in operating earnings. Depreciation expense declined by $8 million as a result of the sale of the two French pulp mills. In the prior year period, the Company had also recorded a gain of $12 million related to the sale of the two French pulp mills.

NINE MONTHS ENDED JUNE 2011 VS NINE MONTHS ENDED JUNE 2010

SEGMENT RESULTS – HIGH-YIELD PULP

	June	June
	2010	2011	Variance
Financial ($ millions)
Sales (1)	291	302	11

EBITDA	34	5	(29)
Depreciation and amortization	8	8	-
Operating earnings (loss)	26	(3)	(29)

Shipments
External (000's tonnes)	418	487	69
Internal (000's tonnes)	44	43	(1)
Total	462	530	68

Reference Prices
BEK - delivered China (US $ per tonne)	708	749	41
(1) Includes intersegment sales eliminated on consolidation

The High-Yield Pulp segment generated EBITDA of $5 million on sales of $302 million. This compares to EBITDA of $34 million on sales of $291 million in the year ago period. The $11 million increase in sales was caused by significantly higher shipments, partially offset by lower prices. During the most recent period, shipments were equal to 88% of capacity, as compared to 76% in the prior year period. While US $ reference prices for bleached eucalyptus kraft (BEK) increased, the US $ prices for high-yield pulp were lower. The current period pricing was also negatively impacted by a stronger Canadian dollar, which averaged US $1.011, a 5.4% versus US $0.959 in the comparable nine-month period a year ago. The net price effect was a decrease of $66 per tonne, reducing EBITDA by $35 million. During the most recent nine-month period, the Company incurred 5,000 tonnes of maintenance downtime and 30,100 tonnes of downtime related to a labour strike at its Matane, Quebec, facility. In the comparable period a year ago, the Company had incurred 67,200 tonnes of market related downtime and 5,000 tonnes of maintenance downtime. Costs decreased by $9 million, primarily as a result of the higher operating rate.

The High-Yield Pulp segment generated an operating loss of $3 million compared to operating earnings of $26 million in the comparable period of the prior year. The previously noted decrease in EBITDA accounted for the reduction in operating results.

NINE MONTHS ENDED JUNE 2011 VS NINE MONTHS ENDED JUNE 2010

SEGMENT RESULTS – PAPER

	June	June
	2010	2011	Variance
Financial ($ millions)
Sales	252	255	3

EBITDA	(6)	22	28
Depreciation and amortization	3	2	1
Operating earnings (loss)	(9)	20	29

Shipments
Coated bleached board (000's tonnes)	127	121	(6)
Newsprint (000's tonnes)	173	175	2
Total	300	296	(4)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,033	1,150	117
Newsprint - 48.8 gram East Coast (US $ per tonne)	552	640	88

The Paper segment generated EBITDA of $22 million on sales of $255 million. This compares to negative EBITDA of $6 million on sales of $252 million in the same period a year ago. The $3 million increase in sales results primarily from higher newsprint prices. Coated bleached board had a shipments to capacity of 90% versus 94% in the prior year period. During the most recent period, newsprint shipments were equal to 71% of capacity, as compared to 45% in the prior year period. The US $ reference price for coated bleached board increased by US $117 per short ton. The US $ reference price for newsprint increased by US $88 per tonne. Currency partially offset the increases as the Canadian dollar averaged US $1.011, a 5.4% increase from US $0.959 in the prior year period. The net price effect was an increase in EBITDA of $10 million. As a result of the continued weak demand for newsprint, the Company continued with significant production curtailments. The Company incurred 68,200 tonnes of market related downtime at the newsprint mill during the most recent period and 5,400 tonnes of maintenance downtime. In the prior year period, the Company had incurred 68,300 tonnes of market downtime and 4,400 tonnes of maintenance downtime. A further 136,500 tonnes of production were lost due to the indefinite closure of the Pine Falls, Manitoba, newsprint mill. The facility was permanently closed in September 2010. A portion of the improvement in EBITDA relates to the closure of the Pine Falls newsprint mill. The facility had negative EBITDA of $10 million in the prior year period. Manufacturing costs also declined by $9 million, primarily as a result of lower energy costs at the Kapuskasing, Ontario, newsprint mill. The operation benefited from lower electricity costs as new industrial user rates were implemented at the beginning of the calendar year.

The Paper segment generated operating earnings of $20 million compared to an operating loss of $9 million a year ago. The previously noted increase in EBITDA generated the improved operating results.

NINE MONTHS ENDED JUNE 2011 VS NINE MONTHS ENDED JUNE 2010

SEGMENT RESULTS – CORPORATE

	June	June
	2010	2011
Financial ($ millions)
General and administrative expenses	15	15
Share-based compensation	2	8
Other items	18	(5)
Operating expenses	35	18

The Company incurred $8 million of share-based compensation expense in the current nine-month period compared to $2 million in the year ago period. The expense relates to two long-term incentive program maintained by the Company. Senior executives participate in a “Performance Conditioned Restricted Share Unit” (PCRSU) plan. The PCRSUs have a defined vesting period and performance conditions that will ultimately determine the amount of PCRSUs that will vest and be paid to participating employees. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. Details regarding both of these plans can be found in note 11 of the 2010 annual audited financial statements and in the Management Information Circular. The period expense for these two plans consists of normal periodic accretion in the number of units based on anticipated or normal vesting, but is also impacted by the changes in the value of the Company’s share price, as the PCRSUs and DSUs have the same value as one common share. The $8 million expense in the first nine months of fiscal 2011 resulted from $5 million of accretion in the number of units and $3 million of share appreciation as the value of the Company’s common shares increased from $2.01 to $4.30 per share. In the comparable period a year ago, the $2 million expense was the result of the accretion in the number of units.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs include legal costs, site security and custodial. These “legacy” costs totalled $6 million in the first nine months of fiscal 2011, unchanged from the comparable period a year ago. The current period “other items” also include a gain of $8 million related to the filing of Tembec USA LLC under Chapter 7 of the Bankruptcy Code of the United States. The Company reduced its accrued benefit obligation by this amount. It also includes a $3 million gain related to the sale of its hydro-electric generating facilities located in Smooth Rock Falls, Ontario. The prior year period included a non-recurring charge of $12 million relating to the St. Francisville, Louisiana, coated paper mill. The mill property and equipment were sold in April 2009. A portion of the consideration included two US $5 million interest-bearing notes. In January 2010, the purchaser filed for protection under the U.S. Bankruptcy Code. Subsequently, the assets were sold at auction. Based on the amount of the winning bid, it was unlikely that the Company would recover any portion of the interest-bearing notes. As a result, the company recorded a charge of $12 million. The aforementioned amount included accrued interest as well as certain other unsecured claims.

NINE MONTHS ENDED JUNE 2011 VS NINE MONTHS ENDED JUNE 2010

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2010	2011
Interest on long-term debt	20	24
Interest on short-term debt	2	-
Gain on derivatives	-	(1)
Fees - new working capital facility	-	2
Foreign exchange items	17	1
Bank charges and other	2	1
	41	27

There were no significant interest variances. The major portion of the prior period interest on long-term debt related to a US $300 million term loan. This credit facility was repaid in August 2010. The Company issued US $255 million of senior secured notes maturing in December 2018. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during the prior year period and the current period, losses are generated. If the Canadian dollar weakens, gains are generated.

TRANSLATION OF FOREIGN DEBT

During the nine-month period ended June 2011, the Company recorded a gain of $10 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.975 to US $1.013. There was no gain or loss on the translation of euro-denominated debt as the value of the euro versus the Canadian dollar was relatively unchanged.

During the nine-month period ended June 2010, the Company recorded a gain of $17 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US $0.965. The Company recorded a gain of $9 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.283.

INCOME TAXES

During the nine-month period ended June 2011, the Company recorded an income tax expense of $12 million on earnings before income taxes and non-controlling interest of $26 million. The income tax expense reflected a $5 million unfavourable variance versus an anticipated tax expense of $7 million based on the Company’s effective tax rate of 27.8% . The current period absorbed a $5 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is “more likely than not” to occur.

During the nine-month period ended June 2010, the Company recorded an income tax recovery of $19 million on earnings before income taxes and non-controlling interest of $33 million. This income tax recovery reflected a $29 million favourable variance versus an anticipated income tax expense of $10 million based on the Company’s effective tax rate of 29.8% . The change in valuation allowance increased the recovery by $22 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it had been determined that the future realization of these assets was more likely than not to occur. The non-taxable portion of the gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $9 million.

NINE MONTHS ENDED JUNE 2011 VS NINE MONTHS ENDED JUNE 2010

NET EARNINGS

The Company generated net earnings of $14 million or $0.14 per share for the nine-month period ended June 25, 2011, compared to net earnings of $50 million or $0.50 per share for the nine-month period ended June 26, 2010. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Nine months ended		Nine months ended
	June 26, 2010		June 25, 2011
	$ millions	$ per share	$ millions	$ per share
Net earnings as reported - in accordance with GAAP	50	0.50	14	0.14
Specific items (after-tax):
Gain on translation of foreign debt	(22)	(0.22)	(9)	(0.09)
Gain on financial instruments	-	-	(1)	(0.01)
Gain on sale of land	(1)	(0.01)	-	-
Write-down of notes receivable	10	0.10	-	-
Sale of French pulp mills	(16)	(0.16)	-	-
Recognition of future tax asset - French operations	(19)	(0.19)	-	-
Taschereau sawmill closure charge	-	-	2	0.02
Cranbrook planer mill severance charge	-	-	1	0.01
Gain on Tembec USA LLC filing	-	-	(8)	(0.08)
Gain on sale of Smooth Rock Falls hydro dam	-	-	(2)	(0.02)
Costs for permanently idled facilities	5	0.05	5	0.05
Net earnings excluding specific items - not in accordance with GAAP	7	0.07	2	0.02

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)

	Sept 09	Dec 09	Mar 10	Jun 10	Sept 10	Dec 10	Mar 11	Jun 11
Sales	451	412	476	545	444	422	452	448
EBITDA	(9)	4	32	60	36	11	33	32
Operating earnings (loss)	(24)	(10)	2	56	15	(4)	16	31
Net earnings (loss)	(17)	(9)	-	59	2	(12)	7	19
Net earnings (loss) per share ($)	(0.17)	(0.09)	-	0.59	0.02	(0.12)	0.07	0.19

FINANCIAL POSITION

	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Net debt / total capitalization	42%	43%	27%	28%	29%	31%	28%	-
EBITDA / interest on indebtedness (times)	0.5	4.5	9.3	4.9	1.4	4.5	4.3	-
Cash flow from (used by) operations before working capital changes ($ millions)	(6)	4	48	12	(10)	11	19	-
Net fixed asset additions ($ millions)	(6)	(5)	(6)	(8)	(8)	(6)	(13)	-
Free cash flow (negative) ($ millions)	(12)	(1)	42	4	(18)	5	6	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first nine months of fiscal 2011 was $20 million, compared to $46 million from the same period a year ago. The decline in EBITDA accounted for the decline in cash flow. In the first nine months of fiscal 2011, non-cash working capital items used $14 million as compared to $20 million generated in the prior year. After allowing for net fixed asset additions of $27 million, free cash flow in the first nine months of fiscal 2011 was negative $7 million compared to positive $29 million in the prior year period.

Net Fixed Asset Additions

During the first nine months fiscal 2011, net fixed asset additions totalled $27 million compared to $17 million in the prior year. The winter months are normally slower periods for capital expenditures and the amount increases in the summer months. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities.

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. To date, the Company has obtained approval for two projects that will utilize $20 million of the available credits. Other projects are currently under development and the Company anticipates that it will utilize the full $24 million within the program’s specified time limits.

FINANCIAL POSITION

Liquidity

At the end of June 2011, the Company had total cash (including cash held in trust) of $72 million plus unused operating lines of $147 million, for total liquidity of $219 million. At September 2010, the date of the last audited financial statements, the Company had net cash of $74 million and unused operating lines of $100 million.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March	June
	2010	2010	2011	2011
Borrowing base	212	190	225	205
Less: availability reserve	(76)	(75)	(20)	(21)
Net availability	136	115	205	184

Outstanding letters of credit	(35)	(34)	(35)	(35)
Amount drawn	(1)	(3)	(2)	(2)
Unused amount	100	78	168	147

As part of the financial recapitalization that occurred in February 2008, the Company negotiated a $205 million asset-based revolving working capital or ABL facility maturing in December 2011. The ABL was subject to a permanent availability reserve of $25 million. This amount was increased to $35 million if the Company’s trailing 12-month EBITDA fell below $80 million. The facility had a first priority charge over the receivables and inventories and a second priority charge over the remainder of the assets of the Company’s significant North American operations. As part of the long-term debt refinancing that occurred during the September 2010 quarter and which is discussed in the following section, the lenders of the revolving working capital facility sought and obtained an increase of US $50 million to the availability reserve. In March 2011, the Company entered into a new five-year $200 million ABL facility expiring in February 2016. The new ABL effectively replaced the previously noted $205 million ABL. The new ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month EBITDA falls below $60 million. There is also a variable reserve, which totalled $6 million at the end of the June 2011 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. The notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 and outside the U.S. in reliance on Regulation S under the Securities Act. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles. The net proceeds of the offering, together with cash on hand, were used to repay all outstanding indebtedness under the Company’s existing US $300 million term loan facility maturing in February 2012, including related fees, expenses and a 2% prepayment premium.

Credit Ratings

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings.

CAPITAL STOCK INFORMATION

As at June 25, 2011, issued and outstanding capital stock consisted of 100,000,000 common shares (100,000,000 as at September 25, 2010) and 11,093,943 warrants (11,093,943 as at September 25, 2010).

The warrants are convertible into an equal amount of common shares and expire on February 29, 2012. They will automatically convert into new common shares if the 20-day volume weighted average trading price of the common shares reaches or exceeds $12 or immediately prior to any transaction that would constitute a change of control.

A total of 156,244 stock options are also issued and outstanding (161,123 as at September 25, 2010). In the first nine months of fiscal 2011, 3,236 options expired and 1,643 options were forfeited.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

CONVERSION PROGRESS

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS, in full and without modification, for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which in the case of the Company, represents interim and fiscal year-end periods beginning on or after September 25, 2011 (the “Changeover” date). In the Company’s reporting for those periods following the Changeover date, comparative data for equivalent periods in the previous fiscal year will be required, making September 26, 2010 the “Transition” date for the Company.

IFRS uses a conceptual framework similar to Canadian GAAP, but presents significant differences on certain recognition, measurement and disclosure principles. Further, the International Accounting Standards Board (IASB) will continue to issue new, or amend existing accounting standards during the conversion period, and as a result, the final impact on the Company’s consolidated financial statements of applying IFRS in full will only be entirely measurable once all applicable IFRS standards at the final Changeover date are known.

The Company’s transition to full implementation of IFRS consists of five phases:

  Preliminary Study Phase – This phase involves performing a high-level assessment to identify key areas of accounting differences and their impact (high, medium or low priority) that may arise from the transition to IFRS.

  Project Set-up Phase – This phase includes the identification of a project team and IFRS Steering Committee, the development of a detailed conversion plan, a change management plan, as well as other key conversion processes and tools.

  Component Evaluations and Issues Resolution Phase – In this phase, the Company completes a detailed assessment of all accounting differences, including those identified in the preliminary study phase, and their impact on the Company. It involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and impacts on drafting of financial statements under IFRS. The analysis and decisions made during this phase are included in IFRS Accounting Policy Choice Memos challenged and approved by the IFRS Steering Committee and External Auditors, which are then submitted to the Audit Committee.

  Conversion Phase – This phase includes execution of changes to information systems, business processes and accounting policies. It also involves the development of a communication and training program for the Company’s finance and other staff, as necessary.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
  Embedding Phase – The project will culminate in the collection of financial information necessary to compile IFRS- compliant financial statements, embedding IFRS in business processes, eliminating unnecessary data collection processes and submitting IFRS financial statements to the Audit Committee for approval. Implementation also involves further training of staff as revised systems begin to take effect.

To ensure adequate management of this process, the Company has established a project team and an IFRS Steering Committee, both of which are comprised of finance and accounting senior management as well as representatives from various areas of the organization, as deemed appropriate. Progress reporting to the Audit Committee on the status of the IFRS implementation project has been instituted. The Company completed the Preliminary Study Phase in July 2008, the Project Set-up Phase in January 2009, the Component Evaluations and Issues Resolution Phase in September 2009 and the Conversion Phase in September 2010. The IFRS team is currently focusing on the Embedding Phase.

POTENTIAL IMPACT OF IMPLEMENTATION ON THE COMPANY

The comparisons of IFRS with Canadian GAAP, which are currently reflected in the Company’s accounting policies, have helped identify a number of areas of differences.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards effective September 2012. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Following a detailed analysis of the various accounting policy choices available under IFRS, the Company has selected the policies that it expects to apply in preparing IFRS financial statements.

The following are selected key areas of accounting differences where changes in accounting policies in conversion to IFRS may impact the Company’s consolidated financial statements. The list and comments should not be construed as a comprehensive list of changes that will result from transition to IFRS, but rather highlights those areas of accounting differences the Company currently believes to be most significant. Standard-setting bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements in future years. The areas of differences highlighted below are based on existing Canadian GAAP and IFRS effective at June 25, 2011. At this stage, the Company is not able to reliably quantify the full impact of these and other differences on the Company’s consolidated financial statements.

Fresh Start Accounting

IFRS does not provide specific guidance on the accounting by entities subject to a financial reorganization. Instead, usual requirements of IFRS apply. In particular, fresh start accounting is not permitted in such circumstances. In order to mitigate the impact of this accounting difference, IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value. The Company has selected this accounting policy choice and therefore, the difference between Canadian GAAP and IFRS regarding fresh start accounting is not expected to impact the accounting measurement of the assets and liabilities that were revalued on February 29, 2008.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Foreign Exchange Translation

IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an operation to determine its functional currency in accordance with the standard and translate all foreign currency items into its functional currency. Upon consolidation, the Company translates all assets and liabilities of consolidated operations with a functional currency that is different than the presentation currency at the closing rate at the date of that balance sheet. Canadian GAAP, on the other hand, requires a company to classify each foreign operation as integrated or self-sustaining operations. The translation of the assets and liabilities of foreign operations to the Company’s presentation currency will impact the accounting measurement of the non-financial assets and liabilities of the Company’s foreign operations as well as the gain or loss resulting from the translations.

Provisions

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some provisions or contingent liabilities, which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low-end of the range), and the requirement under IFRS for provisions to be discounted where material. At this point, management has not identified provisions or contingent liabilities that would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP.

Actuarial Gains and Losses

IAS 19, Employee Benefits, permits an entity to recognize actuarial gains and losses in profit or loss, or alternatively immediately in other comprehensive income. Under Canadian GAAP, the Company recognized actuarial gains and losses in profit or loss using the corridor approach where an entity recognizes amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeded 10 percent of the greater of: (a) the accrued benefit obligation at the beginning of the year; and (b) the fair value, or market-related value, of the plan assets at the beginning of the year. The Company has selected a policy to recognize the actuarial gains and losses immediately in other comprehensive income which will result in significant differences in other long-term liabilities and operating income or loss.

Biological Assets

IAS 41 – Agriculture specifically addresses biological assets. The timber component of the Company's private timberlands (freeholds) will qualify as a biological asset under the scope of IAS 41. This timber will be recorded at fair value less cost to sell and shown as a separate line item on the Company's balance sheet. The fair value of biological assets for the Company will be measured by discounting expected cash flows from the sale of standing timber at a current market determined rate. This value will include not only the harvest value, but would also include a value for potential future growth. All gains and losses from changes in fair value are recognized in profit and loss. The agricultural produce (logs) from the biological asset are measured at fair value less costs to sell, which becomes the deemed cost for the purpose of subsequent accounting under the IAS 2, Inventories standard. The magnitude of the fair value of biological assets is currently being evaluated.

The Company will continue to review all proposed and ongoing projects of the IASB and assess their impact on its conversion process.

Entity-specific Internal Control over Financial Reporting and Disclosure Controls and Procedures Disclosure

Management has made the appropriate changes to ensure the integrity of internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P). The changes address accounting policies required for first-time adoption as well as ongoing IFRS reporting.

At this point, management has not identified any significant changes to ICFR or DC&P. They will evaluate the effectiveness of any changes in the design during fiscal 2011 to prepare for certification under IFRS in 2012.

CONVERSION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

Entity-specific Financial Reporting Expertise Disclosure

The Company has identified the resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. Training of finance and other staff has been completed.

The IFRS Conversion Project Manager meets with the Audit Committee quarterly and informs the Committee on specifics of the project as well as developments in IFRS. The Committee members follow the progress very closely and have been informed of the timeline for implementation, expected impacts of different accounting policies as well as costs of conversion.

Entity-specific Business Activities Disclosure

The Company is party to many contracts with suppliers and customers. Following a detailed review of all contracts, it is not expected that the conversion to IFRS will have a significant impact on any of these contracts. The Company has no significant contracts which include financial covenants.

As previously mentioned, IAS 21, The Effects of Changes in Foreign Exchange Rates, will have an impact on the translation of the Company’s foreign operations to the presentation currency. Under Canadian GAAP, certain foreign operations situated in Europe and the U.S. were considered to be fully integrated entities with the Canadian dollar as their functional currency. Under IFRS, the Company has determined that these foreign operations’ functional currency is the euro or the US dollar. The change in functional currency will have an impact on the consolidated balance sheet and statement of operations.

Entity-specific Information Technology and Data Systems Disclosure

The Company completed a detailed assessment of its IT systems and has determined that the current systems will be adequate for proper reporting under IFRS. The systems allow the Company to track and report on all financial information required under current Canadian GAAP (required from now until September 24, 2011), under IFRS (required as at September 25, 2011) and for the compilation of a comparative year of financial information beginning September 26, 2010.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended June 25, 2011, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

As anticipated, the June 2011 quarterly results were similar to the prior quarter. The relative strength of the Canadian dollar versus the US dollar, which averaged above US $1.03, and very weak lumber pricing were the only significant negative items. The Dissolving and Chemical Pulp segment continued to generate strong results with EBITDA of $45 million. While the price for Northern Bleached Softwood Kraft (NBSK) pulp has come off its record levels, and we anticipate some further price erosion, strong market fundamentals should lead to price increases later in the calendar year. The Specialty Dissolving Pulp (SDP) market remains very strong. The segment’s profitability in the upcoming September quarter will be reduced as a result of a 16-day maintenance outage at the Skookumchuck, B.C., NBSK mill. Forest Products experienced low prices for both random length and stud lumber. While we are seeing some recovery in prices and higher lumber futures pricing, it is occurring from very low levels. Results for the segment will remain below acceptable levels until U.S. housing starts recover. The decline in High-Yield Pulp performance was predictable as this market is seeing more challenging conditions than softwood kraft pulp or eucalyptus pulp. A large capacity addition has impacted pricing, but it is expected to be absorbed into the market over the next few quarters. Once this occurs, the gap between high-yield pulp pricing and other paper pulps should narrow. The improvement in Paper segment results was largely cost driven. The Company had commented publicly in the past regarding the more competitive industrial electricity rates being implemented in the province of Ontario and the positive impact on the Kapuskasing, Ontario, newsprint operation. While coated bleached board markets have softened recently, prices are not expected to decrease significantly. Market conditions for newsprint will remain challenging.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2010				Fiscal 2011
		Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	100	-
Book value per share ($)		3.04	3.04	3.62	3.65	3.53	3.60	3.79	-
Foreign exchange:
1 C $ = US $	- average	0.945	0.960	0.973	0.962	0.986	1.014	1.033	-
	- period end	0.953	0.974	0.965	0.975	0.994	1.019	1.013	-

1 euro = US $	- average	1.478	1.385	1.273	1.287	1.359	1.367	1.438	-
	- period end	1.435	1.342	1.239	1.349	1.312	1.408	1.418	-

1 euro = C $	- average	1.564	1.442	1.308	1.338	1.378	1.348	1.392	-
	- period end	1.507	1.377	1.283	1.384	1.320	1.382	1.399	-

DEFINITIONS – NON- GAAP FINANCIAL MEASURES

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to GAAP. The Company defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other specific or non-recurring items. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable Canadian GAAP financial measure is operating earnings. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of EBITDA:

	$ millions
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Operating earnings (loss)	(10)	3	56	15	(4)	16	31	-
Depreciation and amortization	15	15	14	12	12	11	11	-
Other items	(1)	14	(10)	9	3	6	(10)	-
EBITDA	4	32	60	36	11	33	32	-

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net Debt refers to debt less cash, cash equivalents, and cash held in trust.

Total Capitalization refers to net debt plus future income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net Debt to Total Capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2010				Fiscal 2011
	Dec 09	Mar 10	Jun 10	Sep 10	Dec 10	Mar 11	Jun 11	Sep 11
Long-term debt	364	359	333	271	263	258	260	-
Unamortized financing costs	-	-	-	13	13	13	13	-
Current portion of long-term debt	19	19	16	17	17	17	17	-
Operating bank loans / Bank indebtedness	108	88	-	1	3	5	2	-
Less: total cash	(80)	(43)	(125)	(74)	(61)	(32)	(72)	-
Net debt	411	423	224	228	235	261	220	-
Other long-term liabilities and credits	255	248	232	209	209	208	195	-
Shareholders' equity	304	304	363	365	353	360	379	-
Total capitalization	970	975	819	802	797	829	794	-

Net debt to total capitalization ratio	42%	43%	27%	28%	29%	31%	28%	-